Exhibit 99.1

Director authorization to purchase Ecopetrol shares

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that its Board of Directors, meeting in ordinary session on November 16, 2017, authorized Dr. Felipe Bayón Pardo, Chairman and Company Legal Representative, to purchase up to the equivalent of COP$ 15,000,000 (fifteen million Colombian pesos) of Ecopetrol shares.

This transaction will become effective within eight (8) business days following the date of approval and after the publication of the 2018 investment plan, and according to Dr. Felipe Bayón, is not for speculative purposes.

Bogotá D.C., November 23, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co